Exhibit 99.1

SINGAPORE (May 15, 2024) - Karooooo Limited (“Karooooo”) reported solid results for the fourth quarter (“Q4 2024”) ended February 29, 2024. As at Q4 2024, Karooooo owned 100% of Cartrack, 100% of Carzuka and 70.1% of Karooooo Logistics1, (collectively, “the group”).

Karooooo’s consistently strong results extend the group’s long-standing track record of growth at scale, profitability and robust cash generation. This success is driven by a culture that embraces entrepreneurship, innovation, and customer-centricity, supported by a prudent capital allocation strategy focused on sustainable expansion.

Our approach enables us to cultivate strong relationships and meet the distinct needs of diverse clients as they digitalize operations to gain a competitive edge in an ever-evolving business landscape. With our proven and profitable business model, compelling market differentiators, and sound financial standing, we are equipped with numerous growth levers. Our intuitive cloud platform empowers customers with control and continuous improvement in their operations, enhancing industry competitiveness, ESG reporting, and regulatory compliance.

Our unified, enterprise-grade platform digitalizes key aspects of our customers’ daily operations, ensuring effective controls and streamlined workflows. By seamlessly integrating different users and processes, it eliminates inefficiencies and supports strategic decision-making and execution. Leveraging over 170 billion data points each month, we transform complex analytics into actionable business intelligence. This empowers customers with meaningful insights and practical tools for simplified decision-making and tangible business impact.

Karooooo’s leading Operations Cloud now drives the digital transformation of over 121,000 commercial clients. We consistently demonstrate high implementation success and maintain a 95% commercial customer retention rate across businesses of various sizes in logistics, field-service maintenance, transport, finance, mining, agriculture, and emergency services.

With a continued focus on subscription revenue growth, Karooooo’s subscription revenue grew by 18% in Q4 2024 to ZAR935 million (Q4 2023: ZAR794 million), while Annual Recurring Revenue (ARR) rose by 17% to ZAR3,769 million (Q4 2023: ZAR3,235 million). Similarly, Cartrack’s subscription revenue increased by 17% to ZAR930 million (Q4 2023: ZAR793 million) and ARR by 16% to ZAR3,749 million (Q4 2023: ZAR3,228 million).

Karooooo’s earnings per share surged by 45% to ZAR6.81 for Q4 2024 (Q4 2023: ZAR4.70). Although Carzuka boosted earnings per share by ZAR0.16 in Q4 2024, it is not expected to significantly impact future earnings per share.

[1]	Following the consolidation of platforms, Picup was re-named Karooooo Logistics.

Fourth Quarter 2024 Financial Overview (Unaudited)

Highlights

(Comparisons are relative to Q4 2023, unless otherwise stated.)

SCALE

●	Cartrack subscribers increased 15% to 1,971,532 at February 29, 2024 (Q4 2023: 1,717,077)

●	Net Cartrack subscriber additions increased 65% to 63,340 (Q4 2023: 38,471)

GROWTH

●	Subscription revenue increased 18% to ZAR935 million (Q4 2023: ZAR794 million)

●	Subscription revenue increased 15% on a constant currency basis (a non-IFRS measure)

Fourth Quarter 2024 Financial Overview

Supplemental Financial Information and Business Metrics

	Three Months Ended February 29/28,
	Cartrack			Carzuka			Karooooo Logistics[1]			Karooooo Consolidated
Figures in Rand Thousands	2024	2023	Y-o-Y %	2024	2023	Y-o-Y %	2024	2023	Y-o-Y %	2024	2023	Y-o-Y %
Subscription revenue	930,445	792,707	17%	-	-	-	4,717	1,763	168%	935,162	794,470	18%
Other revenue[2]	27,128	3,649	643%	-	-	-	-	-	-	27,128	3,649	643%
Vehicle sales	-	-	-	38,088	63,734	(40)%	-	-	-	38,088	63,734	(40)%
Delivery service	-	-	-	-	-	-	87,990	54,502	61%	87,990	54,502	61%
Revenue	957,573	796,356	20%	38,088	63,734	(40)%	92,707	56,265	65%	1,088,368	916,355	19%
Cost of Sales	(271,929)	(227,971)	19%	(37,819)	(57,642)	(34)%	(62,170)	(40,536)	53%	(371,918)	(326,149)	14%
Gross Profit	685,644	568,385	21%	269	6,092	(96)%	30,537	15,729	94%	716,450	590,206	21%
Gross Profit Margin	72%	71%		1%	10%		33%	28%		66%	64%
Operating Profit/(loss)	289,478	247,615	17%	137	(12,646)	(101)%	6,619	2,196	201%	296,234	237,165	25%
Operating Profit Margin	30%	31%		0%	(20)%		7%	4%		27%	26%
Adjusted EBITDA (a non-IFRS measure)	454,245	371,311	22%	2,216	(11,745)	(119)%	7,467	2,636	183%	463,928	362,202	28%
Adjusted EBITDA Margin (a non-IFRS measure)	47%	47%		6%	(18)%		8%	5%		43%	40%

1.	Karooooo acquired 70.1% of Picup in September 2021, subsequently re-named as Karooooo Logistics.

2.	Other revenue is non-subscription-based revenue and relates predominantly to the sale of telematics devices to a large enterprise customer opting for a non-bundled contract. Cartrack remains focused on bundled sales.

Total Subscription Revenue

Karooooo grew subscription revenue by 18% to ZAR935 million in Q4 2024.

Cartrack grew revenue by 20% to ZAR958 million (Q4 2023: ZAR796 million) and subscription revenue by 17% to a record of ZAR930 million in Q4 2024 (Q4 2023: ZAR793 million). Subscription revenue equated to 97% of total revenue. Cartrack continues to build on its solid track record of growing at scale and experienced strong customer acquisition in the quarter.

Carzuka decreased revenue by 40% to ZAR38 million (Q4 2023: ZAR64 million) quarter-on-quarter and decreased revenue by 46% (Q3 2024: ZAR70 million) from the prior quarter as a result of the decision made in Q3 2024 to reduce operations as a third-party vehicle trading platform. Going forward, Carzuka will no longer be reported as a stand-alone segment as its remaining operations are integrated in supporting the Cartrack operations.

As expected, Karooooo Logistics grew revenue by 65% to ZAR93 million (Q4 2023: ZAR56 million). Karooooo Logistics focuses on delivery-as-a-service (“DaaS”) through selected third-party crowd sourced drivers and logistics companies, and charges per delivery. This scalable business model is now delivering healthy operating profits.

Further enhancing the logistics capabilities of our customers, we continue to integrate Karooooo Logistics’ technology stack into the Cartrack platform. This enables Cartrack’s customers to manage their logistics capacity with ease, using Cartrack’s API architecture to augment their fleet capacity. The Karooooo Logistics stack will be offered to Cartrack customers on a subscription-based model and we expect it to deliver long-term revenue to the group.

Operating Expenses

	Three Months Ended February 29/28,
Figures in Rand Thousands	2024	2023	Y-o-Y %
Karooooo’s Operating Expenses	423,243	354,860	19%
- Cartrack	398,971	322,501	24%
- Carzuka	462	18,738	(98)%
- Karooooo Logistics	23,810	13,621	75%

Karooooo’s operating expenses increased 19% to ZAR423 million (Q4 2023: ZAR355 million).

The majority, ZAR399 million, was attributable to Cartrack (Q4 2023: ZAR323 million). This comprised prudent investment for territorial expansion and growth. We continued to prudently invest to scale Karooooo Logistics, with ZAR24 million (Q4 2023: ZAR14 million) of total operating expenses.

Cartrack’s sales and marketing operating expenses increased 22% to ZAR122 million (Q4 2023: ZAR100 million). We believe this strategic investment for customer acquisition positions us well for continued growth.

Cartrack’s general and administration operating expenses increased 23% to ZAR204 million (Q4 2023: ZAR166 million). This planned increase reflects management’s commitment to build a strong infrastructure to support growth while demonstrating our ability to contain costs.

Cartrack’s R&D operating expenses increased 15% to ZAR49 million (Q4 2023: ZAR43 million). We remain focused on driving substantial benefit from our R&D capital allocation.

Cartrack prudently provided for expected credit losses of ZAR24 million (Q4 2023: ZAR14 million).

Cartrack’s expenses as a proportion of subscription revenue aligns with Karooooo’s long-term financial goals, and reflects our investment in growth.

●	Cartrack’s sales and marketing expenses as a percentage of Cartrack’s subscription revenue remained at 13% (Q4 2023: 13%)

●	Cartrack’s general and administration expenses as a percentage of Cartrack’s subscription revenue increased by 1% to 22% (Q4 2023: 21%)

●	Cartrack’s R&D expenses as a percentage of Cartrack’s subscription revenue remained at 5% (Q4 2023: 5%)

Operating Profit and Earnings per share

Karooooo’s operating profit grew by 25% to ZAR296 million (Q4 2023: ZAR237 million), and earnings per share grew 45% to ZAR6.81 (Q4 2023: ZAR4.70).

Cartrack delivered a record operating profit of ZAR289 million, up 17%, in Q4 2024 (Q4 2023: ZAR248 million) with gross profit margin expansion to 72% (Q4 2023: 71%) with an operating profit margin of 30% (Q4 2023: 31%).

Karooooo Logistics delivered an operating profit of ZAR7 million (Q4 2023: ZAR2 million) as it continues to scale.

Carzuka delivered an operating profit of less than ZAR1 million (Q4 2023: ZAR13 million operating loss).

Adjusted EBITDA and Adjusted EBITDA margin

Karooooo’s Adjusted EBITDA (a non-IFRS measure) for the period grew 28% to ZAR464 million (Q4 2023: ZAR362 million).

Cartrack’s Adjusted EBITDA (a non-IFRS measure) for the period increased 22% to ZAR454 million (Q4 2023: ZAR371 million).

Carzuka’s Adjusted EBITDA (a non-IFRS measure) amounted to a profit of ZAR2 million (Q4 2023: ZAR12 million loss).

Karooooo Logistics’ Adjusted EBITDA (a non-IFRS measure) was ZAR7 million (Q4 2023: ZAR3 million).

See “Reconciliation of Profit for the Period to Adjusted EBITDA (a non-IFRS measure)” below for a reconciliation of Adjusted EBITDA to profit, its most directly comparable IFRS financial measure.

Full Year 2024 Financial Overview (Unaudited)

Highlights

(Comparisons are relative to FY 2023, unless otherwise stated.)

SCALE

●	1,971,532 Cartrack subscribers at February 29, 2024, up 15% (FY 2023: 1,717,077)

●	Net Cartrack subscriber additions of 254,455, up 33% (FY 2023: 191,105)

GROWTH

●	Subscription revenue increased 17% to ZAR3,536 million (FY 2023: ZAR3,010 million)

●	Subscription revenue increased 14% on a constant currency basis (a non-IFRS measure)

Year Ended February 29, 2024 Financial Overview

Supplemental Financial Information and Business Metrics

	Year Ended February 29 /28
	Cartrack			Carzuka			Karooooo Logistics[1]			Karooooo Consolidated
Figures in Rand Thousands	2024	2023	Y-o-Y %	2024	2023	Y-o-Y %	2024	2023	Y-o-Y %	2024	2023	Y-o-Y %
Subscription revenue	3,522,816	3,003,931	17%	-	-	-	12,989	6,141	112%	3,535,805	3,010,072	17%
Other revenue[2]	90,879	72,709	25%	-	-	-	-	-	-	90,879	72,709	25%
Vehicle sales	-	-		274,787	250,845	10%	-	-	-	274,787	250,845	10%
Delivery service	-	-		-	-	-	304,040	173,441	75%	304,040	173,441	75%
Revenue	3,613,695	3,076,640	17%	274,787	250,845	10%	317,029	179,582	77%	4,205,511	3,507,067	20%
Cost of Sales	(1,024,950)	(875,068)	17%	(272,289)	(226,697)	20%	(217,435)	(132,907)	64%	(1,514,674)	(1,234,672)	23%
Gross Profit	2,588,745	2,201,572	18%	2,498	24,148	(90)%	99,594	46,675	113%	2,690,837	2,272,395	18%
Gross Profit Margin	72%	72%		1%	10%		31%	26%		64%	65%
Operating Profit/(loss)	1,069,313	914,981	17%	(52,907)	(37,813)	(40)%	26,096	4,747	450%	1,042,502	881,915	18%
Operating Profit Margin	30%	30%		(19)%	(15)%		8%	3%		25%	25%
Adjusted EBITDA (a non-IFRS measure)	1,710,278	1,456,217	17%	(47,521)	(35,680)	33%	28,433	6,307	351%	1,691,190	1,426,844	19%
Adjusted EBITDA Margin (a non-IFRS measure)	47%	47%		(17)%	(14)%		9%	4%		40%	41%

1.	Karooooo acquired 70.1% of Picup in September 2021, subsequently re-named as Karooooo Logistics.

2.	Other revenue is non-subscription-based revenue and relates predominantly to the sale of telematics devices to a large enterprise customer opting for a non-bundled contract. Cartrack remains focused on bundled sales.

Total Revenue and Subscription Revenue

Karooooo grew subscription revenue by 17% to ZAR3,536 million in FY 2024 (FY 2023: ZAR3,010 million).

Cartrack grew revenue by 17% to ZAR3,614 million (FY 2023: ZAR3,077 million) and subscription revenue by 17% to a record of ZAR3,523 million in FY 2024 (FY 2023: ZAR3,004 million). Subscription revenue equated to 97% of total revenue (FY 2023: 98%). Cartrack continues to build on its strong track record of growing at scale.

As planned, Karooooo Logistics continued to scale and bolster Karooooo’s revenue growth.

Carzuka’s revenue was up 10% to ZAR275 million in FY 2024 (FY 2023: ZAR251 million).

Karooooo Logistics (trading as Picup in South Africa) generated record revenue of ZAR317 million in FY 2024 (FY 2023: ZAR180 million), growth of 77%.

Operating Expenses

	Year Ended February 29/28,
Figures in Rand Thousands	2024	2023	Y-o-Y %
Karooooo’s Operating Expenses	1,660,166	1,400,308	19%
- Cartrack	1,531,027	1,296,147	18%
- Carzuka	55,735	61,961	(10)%
- Karooooo Logistics	73,404	42,200	74%

Karooooo’s operating expenses increased 19% to ZAR1,660 million in FY 2024 (FY 2023: ZAR1,400 million).

The majority, ZAR1,531 million, was attributable to Cartrack (FY 2023: ZAR1,296 million), comprising prudent investment in infrastructure and headcount for territorial expansion. We continued to invest in brand building and infrastructure in Karooooo Logistics, incurring operating expenses of ZAR73 million (FY 2023: ZAR42 million). Carzuka incurred ZAR56 million (FY 2023: ZAR62 million) of the group’s total operating expenses.

Cartrack’s sales and marketing expenses increased 20% to ZAR473 million in FY 2024 (FY 2023: ZAR395 million). We expect to see future benefit in customer acquisition from this investment in growth.

Cartrack’s general and administration operating expenses were 16% higher at ZAR752 million (FY 2023: ZAR646 million). This reflects our investment in infrastructure to meet our growth plans. General and administration operating expenses were predominantly impacted by an increase of ZAR57 million in salaries.

Cartrack’s R&D operating expenses were 18% higher at ZAR197 million (FY 2023: ZAR167 million). Our planned investment in improving, enriching and expanding our Operations Cloud and internal management systems is focused on enhancing our value proposition to our customers.

Cartrack provided for expected credit losses of ZAR109 million (FY 2023: ZAR87 million), with expected credit losses for the year at 3.1% of subscription revenue (FY 2023: 2.9%).

Operating Profit and Earnings per share

Karooooo grew operating profit by 18% to a record of ZAR1,043 million (FY 2023: ZAR882 million) and earnings per share by 24% to ZAR23.85 (FY 2023: ZAR19.29).

Cartrack grew operating profit by 17% to a record of ZAR1,069 million (FY 2023: ZAR915 million).

Carzuka’s operating loss was ZAR53 million (FY 2023: ZAR38 million operating loss).

Karooooo Logistics delivered a record operating profit of ZAR26 million (FY 2023: ZAR5 million).

Adjusted EBITDA and Adjusted EBITDA margin

Karooooo’s Adjusted EBITDA (a non-IFRS measure) for the year increased 19% to ZAR1,691 million (FY 2023: ZAR1,427 million).

Cartrack’s Adjusted EBITDA (a non-IFRS measure) increased 17% to ZAR1,710 million (FY 2023: ZAR1,456 million).

Carzuka’s Adjusted EBITDA (a non-IFRS measure) amounted to a loss of ZAR48 million (FY 2023: ZAR36 million loss).

Karooooo Logistics’ Adjusted EBITDA (a non-IFRS measure) was ZAR28 million (FY 2023: ZAR6 million).

See “Reconciliation of Profit for the Period to Adjusted EBITDA (a non-IFRS measure)” below for a reconciliation of Adjusted EBITDA to profit, its most directly comparable IFRS financial measure.

Outlook

Our mission is to be a leading Operations Cloud service provider.

We believe Karooooo is well positioned for growth. We operate in a growing and largely underpenetrated market, with strong demand coming from customers needing to differentiate and digitalise themselves.

Our proven, robust and strong track record of execution, compounding growth at scale and a profitable business model is underpinned by a solid balance sheet and healthy cash position. We expect our continuous investment in our AI products, platform and customer experience to continue to generate robust results in the future.

We remain confident that our track record of success, specifically our ability to generate healthy cash flows, is sustainable.

Actual results may differ materially from Karooooo’s outlook due to various factors, including those described under “Forward-Looking Statements” below and described under “Risk Factors” in our latest Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission.

With Cartrack’s revenue making up the majority of group revenue, the outlook below relates to Cartrack only.

Our guidance for FY 2025 is:

●	Cartrack’s number of subscribers between 2,200,000 and 2,400,000

●	Cartrack’s subscription revenue between ZAR3,900 million and ZAR4,150 million

●	Cartrack’s operating profit margin between 27% and 31%

●	Karooooo’s Earnings Per Share between ZAR27.50 and ZAR31.00

Balance Sheet, Liquidity and Cash Flow

Our strategic approach to capital allocation supports Karooooo’s strong growth at scale, profitability and high cash-generation. Given our balanced capital structure and healthy operating profit margins, we have ample runway to accelerate our customer acquisition strategy while remaining profitable.

As of February 29, 2024, Karooooo’s property, plant and equipment increased by ZAR486 million to ZAR2,078 million (February 28, 2023: ZAR1,592 million). The increase is primarily as a result of an increase of ZAR157 million in in-vehicle capitalized telematic devices, an increase of ZAR84 million in telematic devices available for future sales and an investment of ZAR190 million in the building of the South African central office. Karooooo’s property, plant and equipment of uninstalled telematic devices for future sales was ZAR391 million (February 28, 2023: ZAR307 million).

In line with business growth and currency fluctuations, trade and other payables increased to ZAR479 million (February 28, 2023: ZAR374 million). Trade and other receivables and prepayments increased to ZAR973 million (February 28, 2023: ZAR409 million). Included in other receivables are fixed deposits placed with banks amounting to ZAR486 million that will mature in June and July 2024. Debtor’s collection days improved to 29 days (February 28, 2023: 31 days).

In line with the cash management policy of the group’s capital allocation committee, Karooooo’s excess cash reserves on hand are held in US Dollars.

Cash and cash equivalents

After paying a dividend of USD26.3 million in July 2023 and allocating ZAR190 million to the new South African central office in Rosebank for the trailing 12 months, Karooooo reported a net cash and cash equivalents balance of ZAR436 million at February 29, 2024 (February 28, 2023: ZAR966 million). Additionally, there are fixed deposits placed with banks amounting to ZAR486 million that are classified as other receivables.

At February 29, 2024, the group had bank facilities for growth initiatives and other general corporate purposes of ZAR275 million with Capitec Bank Limited.

Free Cash Flow (a non-IFRS measure)

As at February 29, 2024, Karooooo generated cash from operating activities of ZAR998 million for the year ended February 29, 2024 (February 28, 2023: ZAR1,127 million).

Karooooo placed ZAR486 million of its cash from operating activities in bank fixed deposits which mature in June and July 2024. These bank fixed deposits are classified as other receivables. The cash generated from operating activities would have been ZAR1,469 million if the bank fixed deposits of ZAR486 million had remained in our current bank account.

The group generated Free Cash Flow (a non-IFRS measure) of ZAR78 million for the year ended February 29, 2024 (February 28, 2023: ZAR547 million). The Free Cash Flow (a non-IFRS measure) would have been ZAR549 million if the bank fixed deposits of ZAR486 million had remained in our current bank account and not placed in bank fixed deposits.

This result was achieved notwithstanding the group’s strategic investment for sustainable long-term growth.

Share Capital and Reserves

At the Annual General Meeting (AGM) held on July 12, 2023, the shareholders of Karooooo passed a resolution by a 97.35% majority vote authorizing the repurchase of up to 10% of the Company’s shares. The Board is duly authorized to implement this share buyback program in accordance with the requirements outlined in the resolution.

Purchases of ordinary shares by the Company may be made by way of market purchases on the Nasdaq and/or the JSE.  At our next AGM, we expect to seek approval of the renewal of our share repurchase program on the same terms as currently in effect.

Pursuant to the aforementioned authorization, Karooooo repurchased 51,106 shares of its common stock in February 2024, at an average purchase price of USD24.39 per share and has subsequently decided to cancel these shares, expected to take effect on or about May 24, 2024.

As at February 29, 2024, Karooooo had 30,951,106 ordinary shares in issue, with 30,900,000 shares outstanding, and paid-up share capital of USD505,956,659 plus SGD1,000.

The negative common control reserve of ZAR2.7 billion on the balance sheet relates to a common control transaction on November 18, 2020, in which the loan of USD194 million from Isaias Jose Calisto was converted into Karooooo share capital. Consequently, Karooooo acquired control of Cartrack. On that date, 20,331,894 shares were issued to Isaias Jose Calisto and Karooooo registered ZAR2.7 billion in paid-up capital, resulting in the common control reserve.

The ZAR3.6 billion negative capital reserve on the balance sheet relates to the buyout of 95,350,657 Cartrack shares at ZAR42.00 per share from minorities when Cartrack delisted from the JSE, totaling ZAR4.0 billion. This was offset by the ZAR0.4 billion previously reported in the non-controlling interest. The ZAR0.4 billion relates to the net asset value of 95,350,657 Cartrack minority shares acquired by Karooooo.

Geographical Overview for Cartrack for Fourth Quarter of 2024

South Africa

Cartrack’s number of subscribers in this region increased 14% to 1,492,781 at February 29, 2024 (February 28, 2023: 1,314,902) with subscription revenue growth of 14% and ARR growth of 12%.

Given that we continuously pass on additional benefits to our customers and have a rich data pool, we believe we will continue to see strong customer demand in this region.

We believe that we are the largest and fastest growing enterprise mobility SaaS provider on the African continent.

Asia Pacific, Middle East and United States

Cartrack’s number of subscribers in this region increased 24% to 230,141 at February 29, 2024 (February 28, 2023: 185,147). This translates to 29% growth in subscription revenue (20% on a constant currency basis, a non-IFRS measure). We expect to see ARPU in the region to drop to levels similar to the group as Singapore becomes a smaller part of the region’s subscription revenue.

As the second largest contributor to group revenue, Southeast Asia continues to present the group’s most compelling growth opportunity in the medium to long term.

The group’s office in the United States yields key insights that contribute to Cartrack’s competitiveness.

Europe

Cartrack’s number of subscribers in this region increased 16% to 166,845 at February 29, 2024 (February 28, 2023: 143,878). This translates to 31% growth in subscription revenue (15% on a constant currency basis, a non-IFRS measure).

Karooooo is building the leading mobility and connected-vehicle platform to give our customers easier access to valuable insights. Demonstrating Karooooo’s standing as a platform of choice, leading OEMs have partnered with us to give their customers access to our platform, seamlessly integrating their connected vehicle data. We are poised to leverage our extensive offerings to further develop the connected-vehicle ecosystem, and expect these partnerships to contribute to our results in the medium term. In addition, we are experiencing encouraging demand for our proprietary compliance technology in the region.

Africa (excluding South Africa)

Cartrack’s number of subscribers in this region increased 12% to 81,765 at February 29, 2024 (February 28, 2023: 73,150). This translates to 16% growth in subscription revenue (15% on a constant currency basis, a non-IFRS measure).

This region remains a positive cash generator and is strategic to Karooooo’s South African operations.

Carzuka update

Despite the growth experienced by Carzuka in South Africa, a decision was made to cease buying second hand vehicles in South Africa. This followed considerable engagement with motor dealerships across South Africa during the prior quarter, who perceived Carzuka’s business interests to conflict with their business interests. We believe that the Carzuka business model has robust potential, but we do not want to risk the long-standing strategic relationships that Cartrack has forged with motor dealerships across South Africa.

There are many components within Carzuka’s platform that have been built and developed which will continue to provide substantial value to the existing Cartrack fleet platform. We have integrated the majority of Carzuka’s dedicated staff into Cartrack’s broader business operations and retained staff in Carzuka. We expect that Carzuka will continue to add value to our remaining operations by managing the life cycle of Cartrack’s fleet of vehicles and will continue to provide the Carzuka platform the dealerships in South Africa as a Software offering.

Events after the Fourth Quarter of 2024

In April 2024, the Board approved a resolution for Karooooo Logistics (Pty) Ltd to repurchase its ordinary shares at a purchase price of ZAR15.2 million in accordance with the Companies Act of South Africa and to cancel the repurchased shares. As a result, the Group’s effective shareholding in Karooooo Logistics (Pty) Ltd is expected to increase from 70.1% to 74.8% after completion of the repurchase and cancellation.

Dividend Policy

The Board recognizes the importance to the group of investment in achieving growth at scale, and endeavors to avoid swings in dividend profile.

However, the payment and timing of dividends in cash or other distributions (such as a return of capital to shareholders through share buy-backs, for example) are determined by the Board after considering factors that include: earnings and free cash flow; current and anticipated capital requirements; economic conditions; contractual, legal, tax and regulatory restrictions (including covenants contained in any financing agreements); the ability of group subsidiaries to distribute funds to Karooooo; and such other factors the Board may deem relevant.

Karooooo aims to reinvest retained earnings to the extent that it aligns with the group’s required return on incrementally reinvested capital, return on equity, and short- to medium-term growth strategy.

Subject to Karooooo’s constitution and in accordance with the Singapore Companies Act, the Board may, without the approval of shareholders, declare and pay interim dividends. Any final dividends must be approved by an ordinary resolution at a general meeting of shareholders.

The Board may review and amend the dividend policy from time to time.

Considering the strong earnings and free cash flow in FY2024, and in accordance with the dividend policy set out above, the Board currently expects to declare and pay an interim dividend in Q2 2025.

Corruption, bribery and whistleblowing

The Karooooo Anti-Bribery and Corruption policy, Code of Ethics, Whistleblowing policy and employment contracts contain clear guidelines with regard to bribery, corruption, client confidentiality and acceptable behavior towards fellow employees, customers, contractors and suppliers. Annual awareness and practical training are provided to all employees, reinforced by individual affirmations on an annual basis. These measures ensure awareness and understanding of our business principles and the consequences of non-compliance. Our policies also apply to third-party providers.

We provide a contact email and hotline for whistleblowing and reporters are assured of confidentiality.

Webinar Information

Karooooo management will host a Zoom webinar on Thursday, May 16, 2024 at 08:00 a.m. Eastern Time (02:00 p.m. South African time; 08:00 p.m. Singaporean time).

Investors are invited to join the Zoom at: https://us02web.zoom.us/j/89023760508

Webinar ID: 890 2376 0508

Telephone:

●	US (New York) Toll-free: +1 646 558 8656

●	South Africa Toll-free: +27 87 551 7702

A replay will be available at www.karooooo.com approximately three hours after the conclusion of the live event.

IFRS Accounting

We prepare our consolidated financial statements in accordance with IFRS as issued by the IASB. The summary consolidated financial information presented has been derived from the consolidated financial statements of Karooooo.

About Karooooo

Karooooo is a provider of a leading operational IoT SaaS cloud that maximizes the value of operations and workflow data by providing insightful real-time data analytics to thousands of enterprise customers by digitally transforming their operations. The Cartrack (wholly owned by Karooooo) SaaS platform provides customers with differentiated insights and data analytics to optimize their business operations. Cartrack assists customers to sustainably improve workflows, manage field workers, increase efficiency, decrease costs, improve safety, monitor environmental impact, assist with regulatory compliance and manage risk.

Currently, there are over 2,000,000 connected vehicles and equipment on the Cartrack cloud platform.

For more information, visit www.karooooo.com.

Investor Relations Contact	IR@karooooo.com

Media Contact	media@karooooo.com

KAROOOOO LTD.
CONSOLIDATED STATEMENT OF PROFIT AND LOSS

(UNAUDITED)

	Three Months Ended February 29/28,		Year Ended February 29/28,
	2024	2023	2024	2023
	(Rand Thousands)
Revenue	1,088,368	916,355	4,205,511	3,507,067
Cost of sales	(371,918)	(326,149)	(1,514,674)	(1,234,672)
Gross profit	716,450	590,206	2,690,837	2,272,395
Other income	3,027	1,819	11,831	9,828
Operating expenses	(423,243)	(354,860)	(1,660,166)	(1,400,308)
Sales and marketing	(123,330)	(109,153)	(500,903)	(431,140)
General and administration	(222,833)	(186,173)	(837,606)	(704,603)
Research and development	(52,892)	(45,294)	(212,235)	(177,024)
Expected Credit losses on financial assets	(24,188)	(14,240)	(109,422)	(87,541)
Operating profit	296,234	237,165	1,042,502	881,915
Finance income	11,050	9,109	39,418	23,255
Finance costs	(6,416)	(2,795)	(15,822)	(10,095)

Fair value changes to derivative assets	(388)	(971)	(388)	(971)
Profit before taxation	300,480	242,508	1,065,710	894,104
Taxation	(85,819)	(92,607)	(311,554)	(285,298)
Profit for the period	214,661	149,901	754,156	608,806

Profit attributable to:
Owners of the parent	210,692	145,522	738,191	597,153
Non-controlling interest	3,969	4,379	15,965	11,653
	214,661	149,901	754,156	608,806

Earnings per share
Basic and diluted earnings per share (ZAR)	6.81	4.70	23.85	19.29

KAROOOOO LTD.
CONSOLIDATED STATEMENT OF FINANCIAL POSITION

(UNAUDITED)

	As of February 29, 2024	As of February 28, 2023
	(Rand Thousands)
ASSETS
Non-current assets
Property, plant and equipment	2,077,623	1,591,814
Capitalized commission assets	374,521	287,054
Intangible assets	83,123	85,642
Goodwill	227,380	212,481
Loans to related parties	28,200	25,800
Long-term other receivables and prepayments	18,831	24,715
Non-current financial asset	-	388
Deferred tax assets	81,903	60,919
Total non-current assets	2,891,581	2,288,813
Current assets
Inventories	6,582	79,159
Trade and other receivables and prepayments	973,491	409,191
Income tax receivables	8,714	8,627
Other financial assets	-	-
Cash and cash equivalents	459,527	965,790
Total current assets	1,448,314	1,462,767
Total assets	4,339,895	3,751,580
EQUITY AND LIABILITIES
Equity
Share capital	7,142,853	7,142,853
Treasury shares	(23,816)	-
Capital reserve[1]	(3,582,568)	(3,582,568)
Common control reserve[2]	(2,709,236)	(2,709,236)
Foreign currency translation reserve	330,812	245,109
Retained earnings	1,803,482	1,564,809
Equity attributable to equity holders of parent	2,961,527	2,660,967
Non-controlling interest	40,935	30,908
Total equity	3,002,462	2,691,875
Liabilities
Non-current liabilities
Term loans	41,645	38,304
Lease liabilities	131,285	67,882
Deferred revenue	121,302	112,185
Deferred tax liabilities	69,840	51,894
Total non-current liabilities	364,072	270,265
Current liabilities
Term loans	6,534	21,643
Trade and other payables	479,206	374,047
Loans from related parties	924	607
Lease liabilities	63,055	52,845
Deferred revenue	325,848	283,682
Bank overdraft	23,362	40
Income tax payables	73,375	55,996
Provision for warranties	1,057	580
Total current liabilities	973,361	789,440
Total liabilities	1,337,433	1,059,705
Total equity and liabilities	4,339,895	3,751,580

1.	The ZAR3.6 billion negative capital reserve on the balance sheet relates to the buyout of 95,350,657 Cartrack shares at ZAR42.00 per share from minorities when Cartrack delisted from the JSE totaling ZAR4.0 billion, offset by the ZAR0.4 billion previously reported in the non-controlling interest reserve line item. The ZAR0.4 billion relates to the net asset value of the 95,350,657 Cartrack minority shares bought by Karooooo.

2.	The negative common control reserve of ZAR2.7 billion on the balance sheet relates to a common control transaction on November 18, 2020 in which the loan of USD194 million from Isaias Jose Calisto was converted into Karooooo share capital and as a consequence Karooooo acquired control of Cartrack. On that date, 20,331,894 shares were issued to Isaias Jose Calisto and Karooooo registered ZAR2.7 billion paid-up capital resulting in the common control reserve.

KAROOOOO LTD.
CONDENSED CONSOLIDATED STATEMENT OF CASH FLOWS
(UNAUDITED)

	Three Months Ended February 29/28,		Year Ended February 29/28,
	2024	2023	2024	2023
	(Rand Thousands)
Net cash flows (utilized by)/from operating activities	(88,651)	280,877	998,278	1,126,663
Net cash flows utilized by investing activities	(239,414)	(181,815)	(976,188)	(615,810)
Net cash flows utilized by financing activities[1]	(38,578)	(25,314)	(592,423)	(426,426)
Net cash and cash equivalents movements for the period	(366,643)	73,748	(570,333)	84,427
Cash and cash equivalents as at the beginning of the period	781,980	819,017	965,750	718,026
Translation differences on cash and cash equivalents	20,828	72,985	40,748	163,297
Total cash and cash equivalents at the end of the period	436,165	965,750	436,165	965,750

KAROOOOO LTD.
RECONCILIATION OF FREE CASH FLOW (A NON-IFRS MEASURE)
(UNAUDITED)

	Three Months Ended February 29/28,		Year Ended February 29/28,
	2024	2023	2024	2023
	(Rand Thousands)
Net cash (utilized by)/ generated from operating activities	(88,651)	280,877	998,278	1,126,663
Less: purchase of property, plant and equipment	(220,881)	(167,800)	(920,114)	(579,656)
Free Cash Flow (a non-IFRS measure)	(309,532)	113,077	78,164	547,007

KAROOOOO LTD.
RECONCILIATION OF PROFIT FOR THE PERIOD TO ADJUSTED EBITDA (A NON-IFRS MEASURE)
(UNAUDITED)

	Three Months Ended February 29/28,		Year Ended February 29/28,
	2024	2023	2024	2023
	(Rand Thousands)
Profit for the period	214,661	149,901	754,156	608,806
Taxation	85,819	92,607	311,554	285,298
Finance income	(11,050)	(9,109)	(39,418)	(23,255)
Finance costs	6,416	2,795	15,822	10,095
Depreciation of property, plant and equipment and amortization of intangible assets	167,694	125,037	648,688	544,929
Fair value changes to derivative assets	388	971	388	971
Adjusted EBITDA (a non-IFRS measure)	463,928	362,202	1,691,190	1,426,844
Profit margin	20%	16%	18%	17%
Adjusted EBITDA margin (a non-IFRS measure)	43%	40%	40%	41%

KAROOOOO LTD.
BASIC AND DILUTED EARNINGS PER SHARE

(UNAUDITED)

	Three Months Ended February 29/28,		Year Ended February 29/28,
	2024	2023	2024	2023
	(Rand Thousands)
Profit attributable to ordinary shareholders	210,692	145,522	738,191	597,153

Weighted average number of ordinary shares outstanding at period end (000’s) on which the per share figures have been calculated	30,941	30,951	30,948	30,951

Basic and diluted earnings per share	6.81	4.70	23.85	19.29

The inclusion of headline earnings per share (“HEPS”), a non-IFRS measure, in this announcement is a requirement of our inward listing on the JSE. Basic and diluted HEPS is calculated using profit attributable to ordinary shareholders which has been determined based on IFRS. Accordingly, this may differ from the headline earnings per share calculation of other companies listed on the JSE as these companies may report their financial results under a different financial reporting framework.

Basic or diluted HEPS is calculated using profit attributable to shareholders adjusted for (gain)/loss on disposal of property, plant and equipment divided by the weighted average number of ordinary shares in issue.

We have provided a reconciliation between our profit attributable to shareholders used to calculate basic and diluted earnings per share and headline earnings used to calculate the HEPS and have included the weighted average number of shares outstanding for the period.

KAROOOOO LTD.
RECONCILIATION OF BASIC AND DILUTED EARNINGS TO HEADLINE EARNINGS PER SHARE (A NON-IFRS MEASURE)
(UNAUDITED)

	Three Months Ended February 29/28,		Year Ended February 29/28,
	2024	2023	2024	2023
	(Rand Thousands)
Reconciliation between basic earnings to headline earnings (a non-IFRS measure)
Profit attributable to ordinary shareholders	210,692	145,522	738,191	597,153
Adjust for:
(Gain)/loss on disposal of property, plant and equipment	(2,210)	(168)	(1,149)	(4,954)
Tax effect on (gain)/loss on disposal of property, plant and equipment	495	36	278	1,376
Headline earnings (a non-IFRS measure)	208,977	145,390	737,320	593,575

Weighted average number of ordinary shares outstanding at period end (000’s) on which the per share figures have been calculated	30,941	30,951	30,948	30,951

Basic and diluted earnings per share	6.81	4.70	23.85	19.29

Basic and diluted headline earnings per share (a non-IFRS measure)	6.75	4.70	23.82	19.18

CONSTANT CURRENCY (A NON-IFRS MEASURE)

Constant currency information has been presented to illustrate the impact of changes in currency rates on the group’s results. The tables below provide the unaudited constant currency reconciliation to the reported measure for the periods presented.

Three Months Ended February 29, 2024

The constant currency information has been determined by adjusting the current financial reporting period results to the results reported for the three months ended February 28, 2023, using the average of the monthly exchange rates applicable to that period. The measurement has been performed for each of the group’s operating currencies.

SUBSCRIPTION REVENUE

	Three Months Ended February 29/28,
	2024	2023	Y-o-Y %
	(Rand Thousands)
Subscription revenue as reported	935,162	794,470	18%
Conversion impact of other currencies	(20,960)	-	-
Subscription revenue on a constant currency basis	914,202	794,470	15%

TOTAL REVENUE

	Three Months Ended February 29/28,
	2024	2023	Y-o-Y %
	(Rand Thousands)
Total revenue as reported	1,088,368	916,355	19%
Conversion impact of other currencies	(21,590)	-	-
Total revenue on a constant currency basis	1,066,778	916,355	16%

SUBSCRIPTION REVENUE

	Year Ended February 29/28,
	2024	2023	Y-o-Y %
	(Rand Thousands)
Subscription revenue as reported	3,535,805	3,010,072	17%
Conversion impact of other currencies	(115,484)	-	-
Subscription revenue on a constant currency basis	3,420,321	3,010,072	14%

TOTAL REVENUE

	Year Ended February 29/28,
	2024	2023	Y-o-Y %
	(Rand Thousands)
Total revenue as reported	4,205,511	3,507,067	20%
Conversion impact of other currencies	(116,678)	-	-
Total revenue on a constant currency basis	4,088,833	3,507,067	17%

DEFINITIONS

Adjusted Earnings per Share

Adjusted earnings per share, (a non-IFRS measure) is defined as, earnings per share defined by IFRS excluding the impact of non-recurring operational expenses, if any.

Adjusted EBITDA

We define Adjusted EBITDA (a non-IFRS measure) as profit less finance income, plus finance costs, taxation, depreciation and amortization, plus impact of non-recurring operational expenses, if any. In addition to our results determined in accordance with IFRS, we believe Adjusted EBITDA (a non-IFRS measure) is useful in evaluating our operating performance. We use Adjusted EBITDA in our operational and financial decision-making and believe Adjusted EBITDA is useful to investors because similar measures are frequently used by securities analysts, investors, ratings agencies and other interested parties to evaluate our competitors and to measure profitability. However, non-IFRS financial information is presented for supplemental informational purposes only, has limitations as an analytical tool and should not be considered in isolation or as a substitute for financial information presented in accordance with IFRS. Investors are encouraged to review the related IFRS financial measure and the reconciliation of Adjusted EBITDA to profit, its most directly comparable IFRS financial measure, and not to rely on any single financial measure to evaluate our business.

Adjusted EBITDA Margin

We define Adjusted EBITDA Margin (a non-IFRS measure) as Adjusted EBITDA (a non-IFRS measure) divided by revenue. In addition to our results determined in accordance with IFRS, we believe Adjusted EBITDA Margin (a non-IFRS measure) is useful in evaluating our operating performance. We use ’ EBITDA Margin in our operational and financial decision-making and believe Adjusted EBITDA Margin is useful to investors because similar measures are frequently used by securities analysts, investors, ratings agencies and other interested parties to evaluate our competitors and to measure profitability. However, non-IFRS financial information is presented for supplemental informational purposes only, has limitations as an analytical tool and should not be considered in isolation or as a substitute for financial information presented in accordance with IFRS.

Annualized Recurring Revenue (SaaS ARR)

SaaS ARR (a non-IFRS measure) is defined as the annual run-rate subscription revenue of subscription agreements from all customers at a point in time, calculated by taking the monthly subscription revenue for all customers during that month and multiplying by twelve.

Average Revenue per Subscriber per month (ARPU)

ARPU (a non-IFRS measure) is calculated on a quarterly basis by dividing the cumulative subscription revenue for the quarter by the average of the opening subscriber balance at the beginning of the quarter and closing subscriber balance at the end of the quarter and dividing this by three.

Cartrack Holdings (“Cartrack”)

Earnings per share

Basic earnings per share in accordance with IFRS.

Free Cash Flow

We define Free Cash Flow (a non-IFRS measure) as net cash generated from operating activities less purchases of property, plant and equipment. In addition to our results determined in accordance with IFRS, we believe Free Cash Flow (a non-IFRS measure), is useful in evaluating our operating performance. We believe that Free Cash Flow is a useful indicator of liquidity and the ability of the group to turn revenues into Free Cash Flow, respectively, that provide information to management and investors about the amount of cash generated from our operations that, after the investments in property, plant and equipment, can be used for strategic initiatives, including investing in our business, and strengthening our financial position. However, non-IFRS financial information is presented for supplemental informational purposes only, has limitations as an analytical tool and should not be considered in isolation or as a substitute for financial information presented in accordance with IFRS. Investors are encouraged to review the related IFRS financial measure and the reconciliation of Free Cash Flow to net cash generated operating activities and net cash generated from operating activities as a percentage of revenue, their most directly comparable IFRS financial measure, and not to rely on any single financial measure to evaluate our business.

Rule of 40

The sum of revenue growth and operating margin for a period of 12-months sum to greater than 40.

Unit economics

These are non-IFRS financial measures that are used as reference of Cartrack’s performance.

Lifetime value (LTV of a Customer) of customer relationships to customer acquisition costs (CAC)

We calculate the LTV of our customer relationships as of a measurement date by dividing (i) the product of our subscription revenue gross margin measured over the past twelve months, and the difference between our current period SaaS ARR and prior comparative period (twelve months) SaaS ARR by (ii) the percentage of SaaS ARR lost as a result of customer churn over the past twelve months. We calculate our CAC as our annual sales and marketing expense measured over the past twelve months.

Lifetime value (LTV of a Subscriber), cost of acquiring a subscriber (CAS) and cost of servicing a subscriber (CSS)

It is important to distinguish between the subscriber contract life cycle (the life cycle of a vehicle or other equipment on our connected cloud) and the customer lifecycle (one customer normally has multiple ongoing subscriber contract life cycles as customers de-fleet and re-fleet their vehicle parc and other equipment on our connected cloud).

We calculate the LTV of a subscriber by multiplying the ARPU with the expected contract life cycle months, multiplied by the subscription revenue gross margin percentage, which is defined as gross profit relating to subscription revenue divided by subscription revenue.

We calculate CAS, which is calculated on a per subscriber basis, as (i) sales and marketing expenses, plus (ii) sales commissions, plus (iii) cost of installing IoT equipment, divided by (iv) the average subscriber base for such period.

We calculate CSS, which is calculated on a per subscriber basis, as (i) operating expenses excluding estimated general business expansion costs, plus (ii) costs of sales that relates to subscription revenue, less (iii) all costs used to calculate CAS, divided by (iv) the average subscriber balance for such period.

We estimate our long-term unit economics operational profit by multiplying i) the product of the expected life cycle of a subscriber on our connected cloud by ARPU, minus ii) CAS added to the product of the expected life cycle of a subscriber on our connected cloud by CSS.

Forward-Looking Statements

The information in this announcement (which includes any oral statements made in connection therewith, as applicable) includes “forward-looking statements.” Forward-looking statements are based on our beliefs and assumptions and on information currently available to us, and include, without limitation, statements regarding our business, financial condition, strategy, results of operations, certain of our plans, objectives, assumptions, expectations, prospects and beliefs and statements regarding other future events or prospects, including outlook statements. Forward-looking statements include all statements that are not historical facts and can be identified by the use of forward-looking terminology such as the words “believe,” “expect,” “plan,” “intend,” “seek,” “anticipate,” “estimate,” “predict,” “potential,” “assume,” “continue,” “may,” “will,” “should,” “could,” “shall,” “risk” or the negative of these terms or similar expressions that are predictions of or indicate future events and future trends.

By their nature, forward-looking statements involve risks and uncertainties because they relate to events and depend on circumstances that may or may not occur in the future. We caution you that forward-looking statements are not guarantees of future performance and that our actual results of operations, financial condition and liquidity, the development of the industry in which we operate, the effect of acquisitions and operating decisions on us may differ materially from those made in or suggested by the forward-looking statements contained in this announcement. In addition, even if our results of operations, financial condition and liquidity, the development of the industry in which we operate, the effect of acquisitions and operating decisions on us are consistent with the forward-looking statements contained in this announcement, those results or developments may not be indicative of results or developments in subsequent periods.

Important factors that could cause actual results, performance or achievements to differ materially from those expressed or implied by these forward-looking statements are disclosed under the “Risk Factors” and “Cautionary Statement Regarding Forward-Looking Statements” sections of our latest Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission.

You are cautioned not to place undue reliance on any forward-looking statements, which speak only as of the date of this announcement. We disclaim any duty to update and do not intend to update any forward-looking statements, all of which are expressly qualified by the statements in this section, to reflect events or circumstances after the date of this announcement.

Non-IFRS Financial Measures

This announcement includes certain non-IFRS financial measures. These non-IFRS financial measures are not measures of financial performance in accordance with IFRS and may exclude items that are significant in understanding and assessing our financial results. Therefore, these measures should not be considered in isolation or as an alternative or superior to IFRS measures. You should be aware that our announcement of these measures may not be comparable to similarly titled measures used by other companies.

Market and Industry Data

We include statements and information in this announcement concerning our industry ranking and the markets in which we operate, including our general expectations and market opportunity, which are based on information from independent industry organizations and other third-party sources (including a third-party market study, industry publications, surveys and forecasts). While Karooooo believes these third-party sources to be reliable as of the date of this announcement, we have not independently verified any third-party information and such information is inherently imprecise. In addition, projections, assumptions and estimates of the future performance of the industry in which we operate, and our future performance are necessarily subject to a high degree of uncertainty and risk due to a variety of risks. These and other factors could cause results to differ materially from those expressed in the estimates made by the independent parties and by us.

Trademarks and Trade Names

In our key markets, we have rights to use, or hold, certain trademarks relating to Cartrack, or the respective applications for trademark registration are underway. We do not hold or have rights to any other additional patents, trademarks or licenses, that, if absent, would have had a material adverse effect on our business operations. Solely for convenience, trademarks and trade names referred to in this announcement may appear without the “®” or “™” symbols, but such references are not intended to indicate, in any way, that we will not assert, to the fullest extent possible under applicable law, our rights or the rights of the applicable licensor to these trademarks and trade names. We do not intend our use or display of other companies’ tradenames, trademarks or service marks to imply a relationship with, or endorsement or sponsorship of us by, any other companies. Each trademark, trade name or service mark of any other company appearing in this announcement is the property of its respective holder.